Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

Michael Jacobi K-141.1.24

Nili Shah
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
USA

October 31, 2006

RE:	Ciba Specialty Chemicals Holding Inc. Form 20-F for the fiscal year ended December 31, 2005 Filed February 1, 2006 File No. 333-56040

CONFIDENTIAL TREATMENT REQUESTED BY
CIBA SPECIALTY CHEMICALS HOLDING INC.

Dear Ms. Shah,

Thank you for your response to my September 15, 2006 letter to you (the “September 15 Letter”). This letter is prepared to address the six additional comments related to Ciba Specialty Chemicals Holding Inc. (the “Company”) raised by you in your letter dated October 16, 2006 (the “October 16 Letter”). The comments of the Staff and the Company’s response to each of the questions in your letter are presented in their entirety for convenience.

October 16 Letter

Item 5. Operating and Financial Review and Prospects, page 39
Critical Accounting Policies, page 42

Staff comment 1: It appears that you have identified your reportable segments as your reporting units for purposes of testing goodwill for impairment based on your response to comment 6 in our letter dated July 31, 2006. Please provide us with your analysis of paragraph 30 of SFAS 142, as it is unclear why your business lines or your operating segments by country do not represent your reporting units for SFAS 142 purposes. Refer to EITF Topic D-101 for additional guidance.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com

Company response to Staff comment 1:

The Company has determined that its reporting units for SFAS 142 purposes are the same as its reportable segments for SFAS 131 purposes, which are also its operating segments. This is because the Company’s operations are managed at the operating segment level and acquired entities have historically been integrated into one or more of the Company’s operating segments rather than having been managed separately. Both of these factors are identified by the FASB staff in the third sentence of the fourth paragraph of EITF Topic D-101 as being key to determining the reporting units of an entity.

As evidence that its operations are managed at the operating segment level, the Company notes that, for its three remaining operating segments, an overall average of approximately 70% of segment product and other costs are incurred and recorded at the operating segment level including over 80% of production costs, 65% of research and development costs, 60% of general and administrative costs and 20% of marketing costs. Such costs are then allocated to business lines within operating segments according to various keys, such as sales, headcount, etc. SFAS 142, paragraph 30, 2nd sentence states, “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component” (emphasis added). Because discrete financial information is only available at the operating segment level, the Company’s operating segments are its reporting units for SFAS 142 purposes.

Staff comment 2: We note that the carrying values of each of your reportable segments provided to us in response to comment 6 in our letter dated July 31, 2006 are less than the net assets of each of the reportable segments disclosed on page F-9 of your 2005 Form 20-F. Please reconcile for us the differences between the carrying value of each reportable segment for purposes of testing goodwill for impairment and the net assets disclosed on page F-9, including an explanation as to why the item is not included in the carrying value.

Company response to Staff comment 2:

The differences between the carrying value of each reportable segment for purposes of testing goodwill for impairment and the net assets disclosed on page F-9 are due to: (1) the carrying values are forecasted year end carrying values prepared as of an interim date, as is permitted in paragraph 26 of SFAS 142, whereas the net assets are as of December 31, and (2) certain assets and liabilities are considered to be part of the Company’s corporate assets or liabilities, and therefore are excluded from segment net assets. In accordance with paragraph 32 of SFAS 142, such assets and liabilities are assigned to the Company’s reportable segments for goodwill impairment testing purposes because the assets are employed in or the liabilities relate to the operations of the segments and such assets or liabilities are considered in determining the fair values of the reporting segments. Such assets and liabilities consist principally of land, environmental liabilities, prepaid pension assets, and current and deferred tax assets and liabilities. These are excluded from segment net assets because they are either managed corporately, such as taxes and pensions, or relate to sites that are shared by multiple segments, such as land and related environmental liabilities.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 2 of 8

With regard to the use of forecasted versus actual carrying values, the Company performs its impairment test each year as of December 31.  However, to procedurally complete the process in time to maintain its reporting schedule, the Company begins the process at an interim date using projected year-end carrying and fair values.  It “rolls forward” such results by comparing them to actual year-end balances to ensure that conclusions reached regarding impairment have not changed.  Historically, no material differences have been noted and substituting actual values for forecasted values would not have resulted in any changes to conclusions reached on impairment analysis.

With regard to the requested reconciliation, the Company regards the carrying values and the amounts of assets and liabilities assigned to the Company’s reportable segments for SFAS 142 purposes as confidential business information. This information is provided supplementally in Appendix A to this letter.

Staff comment 3: We note the disclosure you intend to include in future filings in response to comment 6 in our letter dated July 31, 2006.

•
Please revise your disclosure regarding your impairment testing of property, plant and equipment to identify material assets analyzed for impairment for which an impairment charge had not yet been recorded, to disclose the effect of a 1% change in your material assumptions, and to give readers an indication of the likelihood of a 1% change in your material assumptions, such as historical information regarding the extent to which your actual results have differed from your assumptions.

•
Please revise the disclosure to state the carrying value of Water & Paper Treatment, if different from the disclosure in your Business Segment Data, and the amount of impairment that would have been recognized if your material assumptions changed by one percent. In addition, please include disclosure to give readers an indication of the likelihood of a 1 % change in your material assumptions, such as historical information regarding the extent to which your actual results have differed from your assumptions.

Company response to Staff comment 3:

With regard to the information requested by the Staff in the first bullet, in future filings the Company will revise its disclosure to provide, for material assets analyzed for impairment, similar information as is included in the fourth paragraph of the indicative disclosure included in the Company’s response to Staff comment 6 in the September 15 Letter, as well as an indication of the likelihood of a one percent change in its material assumptions, such as historical information regarding the extent to which its actual results have differed from its assumptions.

With regard to the information requested by the Staff in the second bullet, the Company confirms that it will revise its disclosure to include an indication of the likelihood of a one percent change in its material assumptions, such as historical information regarding the extent to which its actual results have differed from its assumptions. However, the Company believes that providing the carrying amount of the segment in combination with the amount of impairment that would have been recognized if material assumptions changed by one percent would provide the ability for one to ascertain the Company’s estimated fair valuation of the segment, which the Company regards as confidential business information. Accordingly, the Company does not believe it should be required to disclose such information.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 3 of 8

Business Segment Data, page F-7

Staff comment 4: We note your response to comment 13 in our letter dated July 31, 2006. Specifically, we note that business line sales performance is regularly reported to your CODM. We further note from the CODM reports provided that business line sales have differing trends. Finally, we note that each business line offers different products. In future filings, please include revenue from external customers by business line for each period presented. Refer to paragraph 37 of SFAS 131 for guidance.

Company response to Staff comment 4:

Paragraph 37 of SFAS No. 131 requires companies to “…report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so” (emphasis added). The Company generally groups similar products that are sold in various markets at the operating segment level. For example, the basic ultra violet (UV) light absorbers that are produced by Segment Plastic Additives to provide protection to base polymers or polymer products are the same as are used to provide skin protection from the sun, and thus are sold across three of that segment’s business lines. Similarly, the basic whiteners produced by Segment Water & Paper Treatment to whiten paper products are the same whiteners used in water treatment and in detergents to make clothes white, and thus are sold across all three of that segment’s business lines. Similar other groupings of like products that are sold across multiple business lines exist within the Company’s operating segments. The Company believes that this operating-segment-level grouping based on similarities of the products produced and sold is the appropriate level at which to report revenues from external customers.

The following discusses why the Company believes that reporting revenues from external customers by business line would not be a more appropriate grouping than reporting such revenues by operating segment. The determination of the composition of the Company’s operating segments is currently made by applying the above described basic criteria on a consistent basis. However, the determination of the business lines into which sales transactions are to be reported is not made based on such a single set of criteria, but rather on different criteria depending upon circumstances, which results in different business line definitions within individual segments that also change over time. For example, composition of the four business lines in segment Plastic Additives is determined partly based on customer markets (“Home & Personal Care”, “Process Lubricant Additives”), and partly based on product characteristics (“Base Polymers”, “Polymer Products” - both of which are sold to the plastic converting industry).

As products develop in their applications and life cycle, they may move within a segment from one business line to another. In addition, developments in markets or products also lead to shifts in the composition of business lines within segments. As a result, the Company regards revenues from external customers by business line as subordinated information to revenues by operating segment.  The Company primarily uses such business line information only for very short-term oriented (e.g. monthly and quarterly) sales trend analysis, where inconsistencies between periods are limited.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 4 of 8

Finally, the Company believes that disclosing revenues from external customers at a level below its operating segment would provide sensitive information to its competitors regarding certain of its products. The Company notes that certain of its competitor companies, including Chemtura Corporation and Cytec Industries Inc., that are also SEC registrants, disclose revenues from external customers at the same level as is currently disclosed by the Company.

For the above reasons, the Company does not believe it should be required to disclose revenues from external customers by business line.

14. Income taxes, page F-26

Staff comment 5: We note your response to comment 17 and 18 in our letter dated July 31, 2006. In future filings, please clarify your disclosures to include the following:

•
Please clarify that the (74)% included in “Other” relates to deferred tax assets created by the Textile Effects impairment. Please also clarify how the Textile Effects impairment resulted in the recognition of deferred tax assets (i.e. the impairment resulted in tax loss carryforwards). Further, based on your response, you should also clarify that the "impairment" you are referring to is an impairment of the tax basis of the Textile Effects investment.

•
Please clarify that the 88% relates primarily to the valuation allowance on the deferred tax assets discussed in the previous bullet. To the extent material, please also explain the remaining reasons for your valuation allowance.

•
Please clarify the nature of the 27% effect. Based on your response, it appears that this amount relates to (1) differences between (a) the statutory tax rates used to determine the expected tax rate of 30% and (b) the tax rate applied to impairments and (2) a permanent difference related to an impairment that cannot be deducted.

•	Please clarify the nature of the 17% effect. In this regard, please tell us why the write downs for tax purposes are permanent differences.

In your response, please show us what your future revisions will look like.

Company response to Staff comment 5:

Following are the revised disclosures related to the “Changes in valuation allowance” and “Other” paragraphs included in Footnote 14. Income taxes on page F-27 of the Company’s 2005 Annual Report on Form 20-F, to which Staff comment 5 relate. These disclosures are proposed to be made by the Company either within Footnote 14 or in the discussion of income taxes in Item 5. Operating and Financial Review and Prospects.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 5 of 8

Please note that, with regard to the third bullet in Staff comment 5, the Staff’s understanding of the nature of the 27 percent effect is correct except for part (1) of the Staff’s comment.

“Changes in valuation allowance” reflect increases in valuation allowances for deferred tax assets whose future realization is not likely and decreases resulting from the release of previously established valuation allowances when realization of the related deferred tax asset occurs or becomes likely to occur in the future. The increase in 2005 is attributable primarily to additional valuation allowances on (a) the additional tax loss carryforwards described in the following paragraph and (b) certain additional deferred tax assets created as a result of the Segment Textile Effects impairment. The latter exist because no tax benefit is likely to be realized in the future upon the reversal of these newly created deferred tax assets in subsidiaries with existing tax loss carryforwards and related existing valuation allowances. This is because any future tax deductions in these subsidiaries that cause the reversal of the deferred tax assets will likely merely create additional tax loss carryforwards that are likely to expire prior to their being realized. Decreases in valuation allowances during 2005 were not material. See note 23.

In 2005, “Other” includes the following:
•
(74) percent for increased deferred tax assets resulting from additional tax loss carryforwards in certain of the Company’s subsidiaries. In particular, the decline of the Textile Effects business caused one of the Company’s subsidiaries to impair the tax basis of one of its subsidiaries, which in turn resulted in a tax loss carryforward. The decline in the Textile Effects business also contributed to increased tax loss carryforwards in certain other subsidiaries of the Company.

•
27 percent for the remaining effects on expected taxes of the impairment of Segment Textile Effects. This amount relates to the difference between (a) the expected Group (consolidated) tax rate that would result from applying statutory tax rates to the Company’s results, excluding the impact of the Textile Effects impairment, and (b) the Group (consolidated) tax rate that results from applying statutory tax rates to the Company’s results, including the impact of the Textile Effects impairment, as well as the increased effective tax rate resulting from a portion of the Segment Textile Effects impairment not being deductible for tax purposes.

•
(17) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes. As is described above, one of the Company’s subsidiaries impaired the tax basis of one of its subsidiaries. The Company subsidiary’s investment in this subsidiary is considered to be permanent in nature and meets the criteria for such. As a result, the portion of the tax basis impairment that reduced the subsidiary’s taxable income from a positive amount to zero, and thereby resulted in a current tax benefit, had the effect of reducing the Company’s effective tax rate by 17 percent.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 6 of 8

•	(9) percent for a variety of other adjustments, none of which is individually significant.

Form 6-K furnished on August 17, 2006

Staff comment: We note the loss on the sale of discontinued operations, net of tax of CHF 328. Please tell us the components of this loss, including the nature of the “organizational adjustments” that you have recognized within discontinued operations, and your basis for classifying each type of cost within discontinued operations. In addition, we note that you expect to recognize certain costs in 2007. Please tell us the nature of these costs and the basis for the timing of your recognition of these costs.

Company response to Staff comment:

The components of the CHF 328 million loss on the sale of discontinued operations, net of tax consist of the sales proceeds less the net book value of the disposed assets and transferred liabilities and less transaction costs, charges for additional liabilities incurred by the Company under the terms of the sales and purchase agreement, costs incurred to separate the business sold from the Company, and costs incurred to restructure the business sold for the benefit of the purchaser of the business and which the Company agreed to incur under the terms of the sales and purchase agreement, all net of tax. The latter component is what the “organizational adjustments” is referring to in the Company’s Form 6-K furnished on August 17, 2006. Current and future costs to restructure the Company’s remaining operations are and will continue to be included in the Company’s results from continuing operations.

Costs expected to be recognized in discontinued operations in 2007 consist of certain business separation-related costs, principally costs to separate information technology systems, that are solely for the benefit of the purchaser of the Textile Effects business and which the Company agreed to incur under the terms of the sales and purchase agreement. Such costs do not meet the U.S. GAAP definition of a liability and therefore are not able to be accrued at the time of sale. Based on its analysis of the facts and circumstances related to the disposal of the Textile Effects business, the Company believes that the disposal meets the SFAS 144 criteria for presentation as discontinued operations.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 7 of 8

* * *
We note that Ernst & Young LTD, the Company’s independent auditors, have read this letter.

If we may be of further assistance, please do not hesitate to call me on +41 61 636 11 11.

Yours sincerely,

/s/ Michael Jacobi

Michael Jacobi
Chief Financial Officer

Copies to:

Ms. Tracey Houser
United States Securities and Exchange Commission
Washington, DC 20549
USA

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 8 of 8

APPENDIX A

Ciba Specialty Chemicals Holding Inc.
Segment Carrying Value Reconciliation to Net Assets

As requested by the Staff in comment 2, the following presents for each of the Company's reportable segments, other than the Textile Effects segment, the reconciliation of the differences between the carrying value of each segment for purposes of testing goodwill for impairment to the net assets disclosed on page F-9.

	Year ended December 31,
	2005	2004	2003

Plastic Additives Segment
Forecast year-end carrying value prepared as of interim date				RL-1
Difference between forecast and actual carrying value
Actual year-end carrying value
Corporate assets and liabilities assigned to segments for SFAS 142 purposes (3)
Segment net assets	1,441	1,321	1,247

Coating Effects Segment
Forecast year-end carrying value prepared as of interim date				RL-1
Difference between forecast and actual carrying value
Actual year-end carrying value
Corporate assets and liabilities assigned to segments for SFAS 142 purposes (3)
Segment net assets	2,028	1,843	1,762

Water & Paper Treatment Segment
Forecast year-end carrying value prepared as of interim date				RL-1
Difference between forecast and actual carrying value
Actual year-end carrying value
Corporate assets and liabilities assigned to segments for SFAS 142 purposes (3)
Segment net assets	3,283	3,164	2,411

(1)

				RL-1

(2)

				RL-1

(3)	See Company response to Staff comment 2 for a description of corporate assets and liabilities assigned to segments for SFAS 142 purposes.

Confidential Treatment Requested by Ciba Specialty Chemicals Holding Inc.